3: Agreement on the Sale and Transfer

Exhibit 2.3

Non-Competition Agreement

- "Agreement" -

between

1. Koninklijke Begemann Groep NV

(Royal Begemann Group)

2. Terminor Processing & Trade BV,

3. Ceramic Design International Holding BV,

4. Thermal Insulation Manufacturers BV,

1. - 4. in The Netherlands

1. - 4. - "The Sellers" -

and

TP&T B.V.

The Netherlands

- "The Buyer"-

The Sellers and the Buyer hereinafter - "Parties" -

Preamble

Subject to the conditions set forth in the Asset Purchase Agreement ("Agreement"), the Sellers shall sell to the Buyer and the Buyer shall buy from the Sellers assets related to the business of a chemical plant in Hattem, The Netherlands.

It is the intention of the Buyer that the Sellers shall not compete with the Buyer for a certain period of time. Thus, the Buyer has added to the purchase price of US Dollars 3,700,000.00 as outlined in the Agreement an amount of US Dollars 300,000.00 as compensation for the Sellers not to compete in the business of the Buyer. The Sellers are willing to agree hereto.

As an ancillary agreement to the Agreement the Parties agree as follows:

1. The Sellers shall not for a period of three (3) years from the Closing of the Agreement ("Effective Date"), directly or indirectly for itself or as an agent of, or on behalf of, or in conjunction with, any person, firm, corporation, partnership or otherwise, be engaged in a business which is competitive to the Business as defined in the Agreement.

2. The Buyer shall pay to the Sellers for the obligation outlined in 1. an amount of USD 300,000.00. This sum includes VAT if such occurs.

3. In the event that any of the Sellers violates the obligations in Clause 1 hereinunder and the Sellers have not remedied such violation within 30 days after a notification in writing by the Buyer, the Sellers shall pay liquidated damages in the amount of USD 300,000.00 to the Buyer. These liquidated damages shall be reduced by USD 100,000.00 for each year which has expired after the Effective Date, provided that during this respective year no violation of the obligation in 1. has occurred.

4. This Non-Competition Agreement shall be governed by the law of The Netherlands and shall be construed in accordance with this law; however, the provisions of Dutch international private law on referring matters to the law of another jurisdiction are excluded.

5. All disputes arising in connection with the present Non-Competition Agreement shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by 3 (three) arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Rotterdam. The language of the arbitration shall be English.

6. If any provision of this Non-Competition Agreement is invalid or unenforceable, this shall be without prejudice to the validity or enforceability of the other provisions of this agreement. If a provision is declared to be invalid or unenforceable, the Parties shall renegotiate such a provision according to the requirements of good faith in such a way that the invalid or unenforceable provision is replaced by a valid or enforceable provision whose effect is as close as possible to the effect of the invalid or unenforceable provision, in order to effect the business intentions of the Parties as far as possible.

Rotterdam, May 16, 2001

________________________________________________________

The Sellers

Rotterdam, May 16, 2001

________________________________________________________

The Buyer